Exhibit 99.1

SOL Strategies Announces Filing of Amended and Restated Q2 Fiscal 2026 Interim Financial Statements and MD&A

TORONTO, June 26, 2026 — SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high performance blockchain and privacy technologies, today announced that it has filed on SEDAR+ its amended and restated interim unaudited condensed financial statements and related management's discussion and analysis for the three and six months ended March 31, 2026 (collectively, the "Amended Filings").

The Amended Filings fully replace the interim financial statements and MD&A for the same period originally filed on May 15, 2026, and were prepared to correct certain presentation and classification matters identified through review by the Company's auditor, Davidson & Company LLP.

The following corrections were incorporated into the amended and restated interim financial statements:

•	the revaluation loss on digital assets for the three months ended March 31, 2026;

•	the earnings per share for the three months ended March 31, 2026;

•	the statement of cash flows for the six months ended March 31, 2025;

•	the statement of changes in shareholders' equity for the period ended March 31, 2025;

•	the change in fair value of cryptocurrencies disclosed in Note 5;

•	the stock option grant activity disclosed in Note 13; and

•	the subsequent events disclosed in Note 23.

The corrections did not change the Company's total comprehensive loss, total assets, total liabilities, or shareholders' equity (deficiency) for the period. Amended and restated certifications of the interim filings (Form 52-109F2R) have been filed concurrently.

The Amended Filings will be available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be read in their entirety.

About SOL Strategies Inc.

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.